02019271

SO 12/2/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- ~~02027~~ 8-0369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHTON YOUNG FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 W. Big Beaver Road
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD G. YOUNG 248-729-0101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOYLE, LAWRENCE R.
(Name – *if individual, state last, first, middle name*)

420 LAKES EDGE DRIVE, OXFORD, MICHIGAN 48371
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DONALD G. YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASHTON YOUNG FINANCIAL SERVICES, INC., as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AL V. LEWIS
Notary Public, Oakland County, MI
My Commission Expires Oct. 18, 2006

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lawrence R. Doyle
Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Independent Auditor's Report

Board of Directors and Shareholders
Ashton Young Financial Services, Inc.

I have examined the accompanying statement of financial position of Ashton Young Financial Services, Inc. as of September 30, 2002 and the related statements of shareholders' equity, earnings and changes in financial position and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young Financial Services Inc. as of September 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence R. Doyle

Lawrence R. Doyle

November 19, 2002
Oxford, Michigan

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2002

ASSETS

Cash		$102,355
Accounts receivable:		
Brokers, dealers, and clearing organizations		19,625
Total current assets		121,980
Other assets:		
Investment in NASDAQ stock	$9,800	
Prepayments and lease deposits	3,475	
Advances, officers and salesmen	105,906	
		119,181
		241,161

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable:		
Officers' and salesmen's commissions		37,605
Accrued taxes and other		3,824
Total current liabilities		41,429
Shareholders' equity:		
Common stock, par value $1 per share, authorized 100,000 shares, issued 28,624 shares	28,624	
Capital in excess of par	31,823	
Retained earnings	157,285	
	217,732	
Less common stock held in treasury at cost	(18,000)	
Net stockholders' equity		199,732
		$241,161

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Capital Excess of Par Value	Retained Earnings	Treasury Stock	Stock-holders Equity
Balance October 1, 2001	$28,624	$31,823	$157,275	($18,000)	$199,722
Net income for the year			10		10
Balance September 30, 2002	$28,624	$31,823	$157,285	($18,000)	$199,732

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Commissions		$653,634
Interest earned		19,035
Total income		672,669
Selling and Administrative Expenses:		
Salaries	$46,663	
Commissions	440,394	
Clearing charges and floor brokerage	32,314	
Insurance	1,335	
Interest	106	
Rent	31,383	
Telephones	10,722	
Travel and promotional	29,254	
Professional fees	3,200	
Office supplies and expense	4,499	
Postage	3,302	
Computer and copier costs	16,930	
Miscellaneous and errors	512	
License fees and dues	3,743	
Utilities	3,494	
Taxes	8,000	
Subscriptions	283	
Payroll Taxes	30,563	
Advertising and promotion	2,138	
Total selling and administrative expenses		668,835
Operating income		3,834
Provision for taxes		3,824
Net income for the year		$10

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:	
Net Earnings (loss)	$10
Add (deduct) items affecting cash:	
Decrease (increase) in receivables	(15,961)
Decrease (increase) in other assets	(33,359)
Increase (decrease) in accounts payable and other liabilities	$4,372
Net increase in cash	(44,938)
Cash at beginning of period	147,293
Cash at end of period	$102,355

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and options transactions

Transactions in securities and listed option and related commission income and expenses are recorded on a settlement date bases, generally the third business day following the transaction date for securities and the next business day for options.

Securities owned if any

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Net capital requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/5th of aggregate indebtedness as defined.

At September 30, 2002 the company's net capital was $80,551 and its required net capital was $50,000.

Commitments under lease rentals

The Company signed a 5 year lease for office facilities used in the operations with annual rentals starting at $28,518 and with a 4% annual increase. The lease expires on July 31, 2004 and noncancellable terms are:

Fiscal year September 30	
2003	32,293
2004	27,802
	$60,095

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
SEPTEMBER 30, 2002

ASHTON YOUNG FINANCIAL SERVICES, INC. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer, "who, as an introducing broker or dealer, clears all exchange transactions with and for customers on a fully disclosed basis with a clearing broker or dealer...".

ASHTON YOUNG FINANCIAL SERVICES, INC.

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

PURSUANT TO RULE 17a5(j) OF THE

SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2002

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at September 30, 2002, to meet the Commission's objectives.

Furthermore, we determine that Ashton Young Financial Services, Inc. is exempt from the Computation for Reserve Requirements for Broker-Dealers under Rule 15c-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer "who as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer."

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lawrence R. Doyle

Lawrence R. Doyle

November 19, 2002
Oxford, Michigan